  EXHIBIT 2

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

February 22, 2021

Ms. Tonya Sturm

Chief Financial Officer and Secretary

First United Corporation

19 South Second Street

Oakland, MD 21550

VIA EMAIL

Dear Tonya,

Reference is made to the Current Report on Form 8-K (the “February 19 8-K”) filed by First United Corporation on February 19, 2021. Capitalized terms used in this letter but not defined shall having the meaning given them in the February 19 8-K.

The February 19 8-K states:

The Pension Plan’s purchase of shares of Common Stock. In addition, the instruments governing the Pension Plan prohibit the Trust Department from exercising any investment or voting discretion with respect to any assets that are purchased by the Pension Plan at the direction of First United, including the shares of Common Stock; these instruments provide that all voting and investment discretion with respect to such assets shall be vested in First United. (emphasis added)

Who, exactly, at First United exercises voting discretion with respect to shares of Common Stock held in the Pension Plan (such shares, “Pension Plan Shares”)? Is it Carissa Rodeheaver? The board of directors? You? Who made the voting decisions with respect to the Pension Plan Shares for the contested election of directors at First United’s 2020 annual meeting of shareholders? Who will make those voting decisions for the contested election of directors at First United’s 2021 annual meeting of shareholders? Were those voting decisions made (and will they be made) based upon independent analysis of the candidates for election to director or did and will the mystery person voting the Pension Plan Shares just vote in favor of the entrenched incumbent directors?

I would expect you would want to publicly disclose the answers to these questions to all First United shareholders, so there is no need to get back to me directly unless you would like me to clarify any of the above questions.

Thank you for your assistance in this matter,

/s/ Abbott